Exhibit 99.1

Obsidian Energy Announces Operational Update With Strong Start to 2024 Capital Program

•	Latest Pembina four-well pad produced at peak rate of over 2,000 boe/d at top end of expectations

•	Continued robust Viking performance with 2023 eight-well pad producing at rates over 1,300 boe/d

•	Nampa Clearwater well producing at strong early rates with superior oil quality

CALGARY, February 28, 2024—OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our first half 2024 capital program. Our program continued with development of our Willesden Green/Pembina (Cardium) assets and exploration/appraisal and development drilling in the Clearwater and Bluesky formations in Peace River. We also completed the optimization of our Viking wells that were drilled in late 2023, which showed strong production results. Development activity has increased current production to over 36,500 boe/d (based on field estimates); while cold weather in January impacted production, we are currently running slightly ahead of our planned production year-to-date with the resumption of normal operations and strong initial rates from wells onstream in February.

“We are extremely excited with the early results of our drilling in Nampa, which confirms our technical work,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “Showing the best quality oil in our acreage to date, the subsurface team did an excellent job characterizing and predicting the potential of this area. We look forward to further delineating Nampa’s significant inventory and production potential. In addition, the Pembina (Cardium) four-well 7-36 Pad achieved strong early initial production rates of over 2,000 boe/d. We believe that these results unlock significant potential for additional development in the area.”

LIGHT OIL ASSETS (CARDIUM AND VIKING)

Obsidian Energy’s light oil development is providing encouraging initial results as we optimize production from 2023 wells now onstream while advancing our 2024 development program to help maintain light oil production levels and fund our development program in Peace River. On balance, our Cardium program is meeting our expectations as the strong results in Pembina have been partially offset by some modest results at Willesden Green.

Pembina (Cardium)

The four (4.0 net) wells on the 7-36 Pad that were rig released in late 2023 and early 2024 are now onstream, adding low-decline production and strong returns to the Company. The results to date are especially promising with strong average initial production (“IP”) 7-day rates of 417 boe/d (91 percent oil) per well and total peak pad production of over 2,000 boe/d (89 percent oil). Located in the middle of our Pembina acreage, our recent development provides strong drilling efficiencies and provides important data as we look to optimize future drilling locations in the area.

Onstream in late December 2023, the two (2.0 net) wells at the Paddy North 10-28 Pad had an average IP 30-day rate of 136 boe/d (87 percent oil). We will continue to evaluate the results of these wells for future development refinements. The remaining three (2.7 net) wells in our first half 2024 Pembina program are proceeding at the Pembina Cardium Unit 9 (“PCU#9”) 6-08 Pad. Two (1.8 net) wells were rig released in January with the third (0.9 net) well currently drilling and expected to be completed at the end of February.

All wells are expected to be onstream at the beginning of the second quarter. The PCU#9 provides strong consistent production additions to the Company, helping to maintain production and provide solid cash flow.

The non-operated Pembina Cardium Unit 11 (“PCU#11”) (45 percent working interest) provided strong production additions in 2023. Following up on this success in 2024, Obsidian Energy is participating in a 12 (5.4 net) well program in the area, which includes 3 (1.3 net) injection wells.

Willesden Green (Cardium)

Completing the second half 2023 program, most of the wells came onstream in late December with the remaining wells in the program now on production. Originally designed as a two (2.0 net) well pad, mechanical issues when placing the liner on the 12-30 Pad necessitated re-drilling one of the locations. The two wells are now completed as planned, producing at an average IP 30-day rate of 154 boe/d (60 percent oil). In addition, the one (1.0 net) well at the 1-06 Pad that came onstream at the end of December 2023 had an IP 30-day rate of 136 boe/d (86 percent oil). The IP rates from these wells are lagging our typical Willesden Green results but provides important information for future development.

We have now also rig released the third well at the three-well 4-18 Pad in January with all three (3.0 net) wells now onstream. We also drilled two (2.0 net) wells of the three (3.0 net) wells planned at the Crimson 2-13 Pad in the first half program.

Viking

Following up on our previous success at Viking, we accelerated drilling of an eight (8.0 net) well program on the 2-22 Pad into the fourth quarter of 2023. All eight (8.0 net) wells are on production and currently contributing over 1,300 boe/d of production from the pad in February post optimization.

HEAVY OIL ASSETS (PEACE RIVER)

Our 2024 capital program in Peace River represents a significant milestone in the development and exploration/appraisal of this asset. The first half 2024 program includes 11 (11.0) net development wells targeting the Bluesky and Clearwater formations, and two (2.0 net) Clearwater exploration/appraisal wells.

Continuing our testing of the multizone heavy oil potential across our Peace River acreage, Obsidian Energy completed drilling and coring all five (5.0 net) oilsands exploration (“OSE”) wells planned for our first half 2024 program. The detailed technical results from these wells help us further characterize our significant land base as we look to accelerate future development areas. Early results are highly encouraging.

Clearwater

Obsidian Energy began to unlock our Clearwater formation potential across our acreage from both a development and exploration/appraisal perspective in 2023, establishing the Dawson field as our first Clearwater development area. Based on these results, the team planned a 13 (13.0 net) well Peace River Clearwater development program in 2024 to further delineate existing prospects and add production.

Our first quarter 2024 program includes the drilling, coring and testing of two (2.0 net) exploration/appraisal wells in our Nampa area. We are extremely pleased with the early results of the Nampa 6-28 Pad (1.0 net) well, which is showing the best quality Clearwater oil to date in our Peace River area. Currently producing at an IP 15-day rate of 210 boe/d (100 percent oil and a peak rate of 282 boe/d), oil quality is 16.0o API which is expected to sell at an incremental $6.00 – $8.00/bbl pricing premium to existing Bluesky production. The second well in our first half 2024 Clearwater exploration/appraisal program at Nampa is in the process of being drilled and is expected to be online in early March.

In our Dawson development area, the last two (2.0 net) wells in the 2023 program at the 13-23 Pad produced at IP 30-day rates of 202 boe/d (peak rate: 366 boe/d) and 126 boe/d (peak rate: 207 boe/d) all at 100 percent oil. We expect to begin our 2024 development with the drilling of two (2.0 net) wells on the Dawson 7-13 Pad at the end of the first quarter of 2024.

Bluesky

The Company’s 2023 Peace River Bluesky development program produced strong results across several fields, following up on previous success in Harmon Valley South (“HVS”), Cadotte and our new field at Walrus. The last well (1.0 net) in the program at the Seal 13-08 Pad was a capital efficient infill well that was drilled off the existing pad and tied into existing facilities. It is performing to expectations as it continues to clean up with a current production around 140 boe/d (100 percent oil) and an IP 30-day rate of 113 boe/d (100 percent oil). Applying new multi-leg horizontal drilling technology, we are further accessing Seal’s potential with new infill wells to capture economic incremental production.

In our first half 2024 capital program, we expect to rig release nine (9.0 net) Bluesky wells, seven (7.0 net) of which will be at the Walrus field, capitalizing on our success in 2023 including delineating the lower Bluesky zone. We are currently drilling the fourth of six wells prior to spring break-up at the Walrus 15-19 Pad, where we plan to further test the deeper Bluesky zone. In addition, we expect to drill two development wells in our HVS field and analyse the results from the Bluesky OSE well to further delineate and unlock future potential in the Cadotte area.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas

bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas

bbl/d	barrels per day	GJ	gigajoule

boe	barrel of oil equivalent	mcf	thousand cubic feet

boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day

MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day

WTI	West Texas Intermediate

WCS	Western Canadian Select	Electricity

		MWh	Megawatt hour

		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: how we expect to fund our development program in Peace River; expected timing for drilling, rig releases, and on-production and onstream dates; our expected premium sales price to existing Bluesky production from our Nampa 6-28 pad; our focuses and expectations for each of our development locations; and our intentions regarding our land base.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy’s cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices or inability to access our properties due to blockades or other activism; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company’s contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com